AYTU BIOSCIENCE, INC.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

October 26, 2016

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aytu BioScience, Inc.

Registration Statement on Form S-1

Filed September 21, 2016

File No. 333-213738

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aytu BioScience, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) to October 27, 2016 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Andrew J. Gibbons at (919) 781-4000. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Gibbons via email at agibbons@wyrick.com.

Please be advised that the amount of compensation to be paid to the underwriters and any other arrangements among the Registrant and the underwriters and other broker-dealers participating in the distribution, as described in the Registration Statement, have been reviewed to the extent required by the Financial Industry Regulatory Authority and such Authority has issued a statement expressing no objections to the compensation and other arrangements.

In connection with the foregoing, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AYTU BIOSCIENCE, INC.

By:	/s/ Gregory A. Gould
Gregory A. Gould
Chief Financial Officer